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13014236

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

KH 4/23

OMB Number:	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68893

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/18/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Creo Capital Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12400 Wilshire Blvd, Suite 1100
(No. and Street)

Los Angeles	CA	90025
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald Borio (619) 276-2501
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROSE, SNYDER and JACOBS
(Name - if individual, state last, first, middle name)

15821 Ventura Blvd, Suite 490	Encino	CA	91436
(Address)	*(City)*	*(State)*	*(Zip Code)*

SEC Mail Processing Section
FEB 27 2013
Washington DC
402

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

KH 4/23

CALIFORNIA JURAT WITH AFFIANT STATEMENT

GOVERNMENT CODE § 8202

☒ ~~See Attached Document (Notary to cross out lines 1–6 below)~~
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ____________________
2 ____________________
3 ____________________
4 ____________________
5 ____________________
6 ____________________

Signature of Document Signer No. 1 | Signature of Document Signer No. 2 (if any)

State of California

County of Los Angeles

ALISON K. AVERY
Commission # 1996333
Notary Public - California
Los Angeles County
My Comm. Expires Oct 30, 2016

Place Notary Seal Above

Subscribed and sworn to (or affirmed) before me

on this 25th day of February, 20 13,
Date / Month / Year

by

(1) Joel Montminy,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ____________________,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature [signature: Alison K. Avery]
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

Further Description of Any Attached Document

Title or Type of Document: ____________________

Document Date: ____________________ Number of Pages: ________

Signer(s) Other Than Named Above: ____________________

OATH OR AFFIRMATION

I, Joel Montminy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Creo Capital Securities, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CEO/President
Title

Alison K. Avery #1996333
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Rose, Snyder & Jacobs LLP
ACCOUNTANTS & ADVISORS

CREO CAPITAL SECURITIES, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2012

CREO CAPITAL SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2012

CREO CAPITAL SECURITIES, LLC

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Creo Capital Securities, LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Creo Capital Securities, LLC, (the Company) as of December 31, 2012, and the related statements of operations, changes in members' equity, and cash flows for the period from April 18 2012 through December 31, 2012 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Creo Capital Securities, LLC as of December 31, 2012, and the results of its operations and its cash flows for the period from April 18, 2012 through December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

15821 Ventura Boulevard, Suite 490, Encino, California 91436
Phone: (818) 461-0600 • Fax: (818) 461-0610

Other Matters

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the schedule of computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission ("Schedule") is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the Schedule has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the schedule is fairly stated in all material respects in relation to the financial statements as a whole.

Rose, Snyder & Jacobs LLP

Rose, Snyder & Jacobs LLP

Encino, California

February 22, 2013

CREO CAPITAL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

CURRENT ASSETS		
Cash	$	99,425
Accounts receivable, net of $0 allowance		45,643
Due from affiliate		14,870
Other current assets		560
TOTAL CURRENT ASSETS		160,498
TOTAL ASSETS	$	160,498

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	4,387
COMMITMENTS AND CONTINGENCIES, note 2		
MEMBERS' EQUITY		156,111
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	160,498

See report of independent registered public accounting firm and notes to financial statements.

CREO CAPITAL SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE PERIOD FROM APRIL 18, 2012 THROUGH DECEMBER 31, 2012

REVENUE	
Fee income	$ 968,000
TOTAL REVENUE	968,000
EXPENSES	
Communication	10,568
Compensation, Officers	523,496
Compensation, Other	45,120
Consulting expense	258,000
Occupancy	29,940
Other expense	13,257
Professional fees	16,969
Taxes and licenses	4,008
Expense reimbursement	(29,717)
TOTAL OPERATING EXPENSES	871,641
NET INCOME	$ 96,359

See report of independent registered public accounting firm and notes to financial statements.

CREO CAPITAL SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE PERIOD FROM APRIL 18, 2012 THROUGH DECEMBER 31, 2012

Balance at April 18, 2012	$	59,752
Net income		96,359
Balance at December 31, 2012	$	156,111

See report of independent registered public accounting firm and notes to financial statements.

CREO CAPITAL SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM APRIL 18, 2012 THROUGH DECEMBER 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	96,359
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets - (increase) decrease:		
Accounts receivable		(45,643)
Due from affiliate		(14,870)
Other current assets		(560)
Changes in liabilities - increase (decrease):		
Accounts payable and accrued expenses		4,387
NET CASH PROVIDED BY OPERATING ACTIVITIES		39,673
NET INCREASE IN CASH	$	39,673
CASH, APRIL 18, 2012		59,752
CASH, DECEMBER 31, 2012	$	99,425
Supplementary disclosure:		
Franchise state taxes paid in cash	$	1,198

See report of independent registered public accounting firm and notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Creo Capital Securities, LLC (the "Company") is a "mergers and acquisitions type" FINRA broker/dealer that provides strategic and financial advisory services, in all industries throughout North America. The Company has no subsidiaries. The Company does no underwriting, carries no customer accounts, and has no inventory of marketable securities. The Company obtained its broker/dealer license on April 18, 2012.

The Company has only one class of members with all rights and privileges of voting, contribution and distribution. Members have limited liability, to the extent of their agreed capital contributions.

Accounts Receivable

Accounts receivable are customer obligations due under normal trade terms. The Company performs continuing credit evaluations of its customers' financial condition. Management reviews accounts receivable on a regular basis, based on contracted terms and how recently payments have been received, to determine if any such amounts will potentially be uncollected. The Company includes any balances that are determined to be uncollectible in its allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off. Based on the information available, management believes the Company's accounts receivable are all collectible.

Income Taxes

The Company is organized as a limited liability company. The Company is not liable for federal income tax, but is annually liable for a minimum state franchise tax of $800 plus an annual fee based upon gross revenue. The members are personally liable for income taxes on their respective shares of the Company's income. All the years for which the Company has filed income tax returns are subject to examination as of December 31, 2012, and it is the Company's policy to include penalties and interest in its taxes and licenses expense. The Company has not incurred any interest or penalties related to its tax filings.

Revenue Recognition

In general, revenue is recognized when the service is performed. Some advisory fees are contingent upon the success of a contemplated transaction. Such fees are recognized when the contingency is met.

Cash Flows

For the purpose of the statement of cash flows, the Company considers cash equivalents to include cash and short-term money market mutual funds.

Estimates

Generally accepted accounting principles require that the financial statements include estimates by management in the valuation of certain assets and liabilities. Management estimates the allowance for doubtful accounts. Management uses its historical records and knowledge of its business in making these estimates. Actual results could differ from those estimates applied in the preparation of the financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Financial Instruments

The Company has adopted guidance issued by the FASB that defines fair value, establishes a framework for measuring fair value in accordance with existing generally accepted accounting principles, and expands disclosures about fair value measurements. Assets and liabilities recorded at fair value in the statement of financial condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value. The categories are as follows:

Level Input:	Input Definition:
Level I	Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets at the measurement date.
Level II	Inputs, other than quoted prices included in Level I, that are observable for the asset or liability through corroboration with market data at the measurement date.
Level III	Unobservable inputs that reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date.

There were no financial instruments subject to these categories at December 31, 2012.

The Company's financial instruments, including accounts receivable, and accounts payable and accrued expenses are carried at cost, which approximates their fair value due to the relatively short maturity of these instruments.

2. COMMITMENTS AND CONTINGENCIES AND RELATED PARTY TRANSACTIONS

Legal Matters

No legal proceedings have arisen that in the opinion of management would have a material adverse impact on the financial position or results of operations of the Company.

Cost-Sharing Agreement

The Company is a party to a cost-sharing agreement under which it shares certain costs with Creo Capital Advisors, LLC ("CCA"), which is owned by the members of the Company. These costs include office premises, certain personnel, supplies, leased equipment, telephone, information technology support and electronic file backup services. $93,133 of costs was allocated from CCA to the company during the period from April 18, 2012 through December 31, 2012.

Related Party Transactions

The company makes certain payments to CCA as part of the cost-sharing agreement and to facilitate payments to certain personnel as CCA is responsible for payroll. The company made payments of $297,000 and $600,000 to CCA during the period from April 18, 2012 to December 31, 2012 to fulfill these transactions. The balance receivable from CCA is $14,870 at December 31, 2012.

3. NET CAPITAL

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission ("SEC"), the Company is required to maintain net capital of not less than $5,000 at December 31, 2012. The net capital of the Company at December 31, 2012 amounted to $95,038.

4. EXEMPTION FROM REQUIREMENTS INCLUDING THE EXEMPTIVE PROVISION

The Company neither clears securities accounts for customers nor performs custodial functions relating to customers' securities. As such, the Company is exempt from computing the reserve requirement for the period ended December 31, 2012 under SEC Rule 15c3-3 and is also exempt from the provisions of the Possession or Control provision under SEC Rule 15c3-3(k)(2)(i).

5. CONCENTRATIONS

Concentration of Credit Risk

The Company maintains its cash at a financial institution which may, at times, exceed federally insured limits. Historically, the Company has not experienced any losses in such account and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Customers

During the period ended December 31, 2012, the Company generated approximately 83% of its revenue from one client.

6. SUBSEQUENT EVENTS

The Company has evaluated events occurring after the date of the accompanying statement of financial condition through February 22, 2013, the date the financial statements were available to be issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in the accompanying financial statements.

SUPPLEMENTARY INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
CREO CAPITAL SECURITIES, LLC as of 12/31/12

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$	156,111	3480
2. Deduct ownership equity not allowable for Net Capital			(	)	3490
3. Total ownership equity qualified for Net Capital				156,111	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities			$	156,111	3530
6. Deductions and/or charges:					
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 61,073	3540			
B. Secured demand note deficiency		3590			
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600			
D. Other deductions and/or charges		3610	(	61,073)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net Capital before haircuts on securities positions			$	95,038	3640
9. Haircuts on securities (computed, where appliicable, pursuant to 15c3-1(f)) :					
A. Contractual securities commitments	$	3660			
B. Subordinated securities borrowings		3670			
C. Trading and investment securities:					
1. Exempted securities		3735			
2. Debt securities		3733			
3. Options		3730			
4. Other securities		3734			
D. Undue concentration		3650			
E. Other (List)		3736	(	)	3740
10. Net Capital			$	95,038	3750

OMIT PENNIES

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2012.

See report of independent registered public accounting firm.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

CREO CAPITAL SECURITIES, LLC as of 12/31/12

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	292	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	90,038	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12	$	89,038	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	4,387	3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
19. Total aggregate indebtedness				$	4,387	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)				%	4.62	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)				%	0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$		3920

See report of independent registered public accounting firm.